UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

The Middleton Doll Company
(Name of Issuer)
The Middleton Doll Company
(Name of Persons Filing Statement)
Common Stock, 6-2/3 cents par value per share
Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share
(Title of Class of Securities)
59669P102
59669P201
(CUSIP Number of Class of Securities)
Salvatore L. Bando
President and Chief Executive Officer
N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, Wisconsin
53188-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Ave.
Milwaukee, WI 53202-5306
Tel. No.: (414) 271-2400

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$51,279	$3

(1)	Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 102,558 shares of Common Stock for $0.50 in cash per share on a pre-split basis in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00003930 multiplied by the total Transaction Valuation.

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3.00	Filing Party: The Middleton Doll Company
Form or Registration No.: Schedule 13e-3	Date Filed: September 29, 2008

INTRODUCTION

        This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13E-3 Transaction Statement is filed on behalf of The Middleton Doll Company, a Wisconsin corporation (the “Company”), and relates to a proposal to the Company’s shareholders to approve a 1,000-to-1 reverse stock split of the Company’s common stock followed by a 1-to-1,000 forward stock split, with the result that holdings prior to the reverse stock split of fewer than 1,000 shares of common stock will be converted to a fractional share, which will then, prior to the forward stock split, be immediately cancelled and converted into a right to receive a specified cash payment, and after these cancellations, the Company will have fewer than 300 record shareholders allowing the Company to deregister under the Securities Exchange Act of 1934, as amended.

        Concurrently with the filing of this Amendment No. 2, the Company is filing with the Securities and Exchange Commission (the “Commission”) a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) pursuant to Section 14(a) of the Exchange Act of 1934, as amended, relating to a special meeting of shareholders of the Company, at which, among other things, the shareholders will consider and vote upon the above-referenced stock split transaction. A copy of the Definitive Proxy Statement is attached hereto as Exhibit (a)(1).

        The information contained in the Definitive Proxy Statement, including all appendices thereto, is incorporated by reference herein in response to all items of information required to be included in, or covered by, this Amendment No. 2.

Item 16. Exhibits.

Item 1016(a) through (d), (f) and (g) of Regulation M-A:

(a)(1)	Definitive proxy statement for the special meeting of the shareholders of the Company, incorporated by reference to the Schedule 14A filed with the Commission on November 26, 2008.

(a)(2)	Definitive copy of proxy card filed with the Commission together with the Proxy Statement.

(a)(3)	Definitive copy of proxy notice filed with the Commission together with the Proxy Statement.

(a)(4)	Press Release dated September 26, 2008 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 26, 2008 and incorporated herein by reference).*

(c)(1)	Opinion of Donnelly Penman & Partners (attached as Exhibit A to the Proxy Statement and incorporated herein by reference). *

(c)(2)	Presentation materials, dated as of September 2008, prepared by Donnelly Penman & Partners. *

* Filed Previously

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2008

THE MIDDLETON DOLL COMPANY
By: /s/ Craig R. Bald
Craig R. Bald
Chief Financial Officer, Vice President Finance,
Secretary and Treasurer

Exhibit Index

Exhibit No.	Description

(a)(1)	Definitive proxy statement for the special meeting of the shareholders of The Middleton Doll Company, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on November 26, 2008 (the "Proxy Statement").

(a)(2)	Definitive copy of proxy card filed with the Commission together with the Proxy Statement.

(a)(3)	Definitive copy of proxy notice filed with the Commission together with the Proxy Statement.

(a)(4)	Press Release dated September 26, 2008 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 26, 2008 and incorporated herein by reference). *

(c)(1)	Opinion of Donnelly Penman & Partners (attached as Exhibit A to the Proxy Statement and incorporated herein by reference). *

(c)(2)	Presentation materials, dated as of September 2008, prepared by Donnelly Penman & Partners. *

* Filed Previously